December 6, 2006

Mail Stop 4561

Mr. William R. Donaldson
Chief Executive Officer and
  Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN 46278

      Re: **Interactive Motorsports and Entertainment Corp.**
            Form 10-K for the year ended December 31, 2004
            Filed March 29, 2005
            File No. 000-30771

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Steven Jacobs
                Associate Chief Accountant